CROWN INTERNATIONAL , INC. / FL


FILING  TYPE:                            10SB12G/A
DESCRIPTION:                             REGISTRATION  STATEMENT
FILING  DATE:                            June 21, 2001
PERIOD  END:                             N/A


PRIMARY  EXCHANGE:                       OVER THE COUNTER INCLUDES OTC AND OTCBB
TICKER:                                  N/A



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  FORM 10-SB/A
                                  AMENDMENT 2

                   General Form for Registration of Securities
                  of Small Business Issuers Under Section 12(g)
                     of the Securities Exchange Act of 1934

                          CROWN INTERNATIONAL , INC./FL
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

           FLORIDA                                      65-0716874
-------------------------------             ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or organization)

80 Richmond St. West , Suite 1604
Toronto  ,  Ontario  Canada                                     M5H-2A4
--------------------------------------                        ----------
(Address of principal executive offices)                      (Zip Code)


                        Issuer's Telephone: 416-866-8213
                   ------------------------------------------

           Securities to be registered under Section 12(g) of the Act:

Title of each class                       Name of each exchange on which each
to be so registered                       Class  is  to  be  registered
------------------------                  --------------------------------------

                                    - NONE -

           Securities to be registered under Section 12(g) of the Act:

                          COMMON STOCK $.001 PAR VALUE
                          ----------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

PART  I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1

     ITEM  1.  DESCRIPTION  OF  BUSINESS . . . . . . . . . . . . . . . . . . . 1

     ITEM  2.  PLAN  OF  OPERATION . . . . . . . . . . . . . . . . . . . . . . 8

     ITEM  3.  DESCRIPTION  OF  PROPERTY . . . . . . . . . . . . . . . . . . ..9

     ITEM  4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                     OWNERS AND MANAGEMENT . . . . . . . . . . . . . . . . . .10

     ITEM  5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                     AND  CONTROL  PERSONS . . . . . . . . . . . . . . . . . .11

     ITEM  6.  EXECUTIVE  COMPENSATION . . . . . . . . . . . . . . . . . . . .13

     ITEM  7.  CERTAIN RELATIONSHIPS AND RELATED
                     TRANSACTIONS . . . . . . . . . . . . . . . . . . . . . . 14

     ITEM  8.  DESCRIPTION  OF  SECURITIES . . . . . . . . . . . . . . . . . .14

PART  II . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .15

     ITEM  1.  MARKET  PRICE  OF  AND  DIVIDENDS  ON  THE
               REGISTRANT'S  COMMON  EQUITY  AND  RELATED
               STOCKHOLDER  MATTERS . . . . . . . . . . . . . . . . . . . . . 15

     ITEM  2.  LEGAL  PROCEEDINGS . . . . . . . . . . . . . . . . . . . . . . 15

     ITEM  3.  CHANGES IN AND DISAGREEMENTS WITH
                     ACCOUNTANTS . . . . . . . . . . . . . . . . . . . . . . .15

     ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES . . . . . . . . . .15

     ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS . . . . . . . . .16

PART  F/S . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17

     FINANCIAL  STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . .17

PART  III . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18

     ITEM  1.  INDEX  TO  EXHIBITS . . . . . . . . . . . . . . . . . . . . . .18

SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .18

PART  I
-------

ITEM  1.  DESCRIPTION  OF  BUSINESS
-----------------------------------

     The filing of this Form 10-SB, Amendment 2 by the issuer, Crown International, Inc., is a voluntary filing approved by the Board of Directors.

     The purpose of this filing is to qualify for a listing of the issuer's common stock on the OTC Bulletin Board (OTCBB). Under a certain eligibility Rule implemented by the NASDAQ in June, 2000, a company cannot be an eligible issuer on the OTCBB unless that company is fully registered and current in reporting obligations to the SEC.


(a)  BUSINESS  DEVELOPMENT
--------------------------

     Crown International Inc. (the "Company") was incorporated on December 6th, 1996 under the laws of the State of Florida under the name of Crown International Inc. See Exhibit 3.1 at Page E-5. The Bylaws of the Company are included as Exhibit 3.2 Page E-10. From the date of its corporation to 31 March 2000, the only activity undertaken by the Company was on November 5th, 1999 where the Company entered in to a Bill of Sale with Greatway Global Communications Corp. (identified hereinafter as "Greatway") an Ontario, Canada Corporation. See Exhibit 2 Page E-1. This Bill of Sale provided as follows:

     (1) Greatway transferred all of it's assets and intellectual properties to the Company at Greatway's net book value. The assets, the equipment listed on Schedule A of the Bill of Sale filed as Exhibit 2, Page E-1 of Form 10-SB previously filed, were transferred for the amount of $20,200. The intellectual property, being Greatway's research and development expenditures, were transferred for the amount of $850,000.

     (2) The Company completed this sale with the exchange of 2,000,000 shares of Crown International Inc. (Florida) to Greatway. No monies were exchanged in the transaction.

     (3) Greatway remains the registered owner of the 2,000,000 shares of the Company. Macwin Investments Inc., an Ontario, Canada Private Corporation and 125739 Canada Inc., a Canadian Private Corporation, own 1,640,000 and 360,000 respectively of the total issued and outstanding shares of Greatway.

     (4) The Agreement was completed November 5th ,1999 and 2,000,000 shares of Crown International Inc. (Florida) were subsequently issued to Greatway. All shares as issued have restrictive legends under Rule 144 of the Securities Act of 1933 as amended. The Company presently operates the business hereinafter described and other than the asset purchase the Company has had no separate business activities since its formation to the current date. The Company is in good standing in the State of Florida.

     (5) The business purpose for the purchase of the assets from Greatway in exchange for the transfer to Greatway of two million shares of the Company's stock was two-fold. First, it provided the stockholders of the Company with the opportunity to change from ownership of an inactive Company to ownership in an active Company with the prospects of stock appreciation. Second, the agreement provided Greatway with the opportunity to acquire a majority interest in a United States corporation, with the ultimate goal of achieving a public market for its stock.

          The agreement was at arm's-length because the Officers and the Board of Directors of both corporations were independent of each other. Further, at the time of the agreement none of the stockholders of the two corporations owned any stock of the other corporation. There were no agreements or understandings in place that would negate the transaction as being arm's-length.

     (6) Greatway was Incorporated for and its sole purpose was to develop and prove the technologies that permit its users to interact from different locations at the same time and work with and make changes on content or data files.

     Greatway is a predecessor of the Company, based upon the definition of "Predecessor" in Regulation (Section)240.12b-2 (Rule 12b-2), under the Securities Exchange Act of 1934, as amended. Accordingly, the developments of Greatway during the last three years is as follows:

     (1) Greatway Global Communications Corp. was formed as a Corporation under the laws of Ontario, Canada on October 6, 1997.

     (2) Greatway is a corporation in good standing under the laws of Ontario, Canada as of the date of this filing.

     (3) As described above, Greatway, on November 5, 1999 sold all of its assets to Crown International, Inc. under an Agreement. See Exhibit 2, Page E1.

(b)  BUSINESS  OF  ISSUER
-------------------------

GENERAL
-------
    The Company intends to rent an item of electronic equipment, having dimensions of 19" wide by 19" deep by 4" thick, and being a server which is a computer with which other computers over a network can request and receive information; which server will contain the Company's software that is designed to permit users to interact simultaneously and work with , and make changes on content or data files (audio, video, text, graphics, animation and design )with other users having their own similar server regardless of their geographic location ( herein referred to as the "Box").

(1)  Principal  products  or  services  and  their  markets:
------------------------------------------------------------

     a)  Principal  Products  or  Services
     -------------------------------------

          The Company's principal Product is the Box as described in "General" above and will be marketed as the "GlobeLink Box". Further features are:

          One Box is selected as the Master Box to contain all of a project's content or data files, thereby enabling the other Boxes linked to it to centralize the management, storage and organization of the content or data files and to be able to access or work on any files at any time.

          Users are able to set file status codes, send messages, update files, retrieve files, set permissions on files, and create their own "mediafile" categories. The Box allows users to preview files without coming into the studio. Using the Company's data delivery technologies they are able to preview media formats directly from the central server (Box). This saves having to convert media files to standard streaming (Or delivery) formats.

     System Architecture: The Company's cross platform solution to multimedia collaboration means that the Company's system works on all major computer operating systems such as Microsoft's Windows, UNIX, Linux, Macintosh and Sun and it is designed to integrate into any studio environment. The Company's architecture for the Box allows it to be shipped pre-configured to users, thereby reducing the time for setup procedures at the users site. These Boxes will be linked by a variety of transmission lines having a wide range of speeds and capacity to create a network for interaction of various functions and tasks required in the production of content in the film, recording and advertising sectors. The Company's Business Model involves the rental of fully configured computer servers (the Box), containing the Company's software, at various user sites. As part of the rental or subscription service each Box will be upgraded remotely by the Company transferring over the network to users Boxes the upgrades as enhancements are released. The box will be rented in two versions.

          (1) The Master Box - is intended for the prime production house and will contain all versions of data files in a project. It is currently the Company's intention to physically locate the Master Box at an internet service provider so as to maximize the speed and delivery of the data to all participants in the Project.

          (2) The Client Box - will be located at the premises of sub contractors such as animators, sound recording, film, graphic designers, editors, advertising agencies and their clients.

     b)   Markets
     ------------
     Market  Segmentation
     --------------------

          The Company, initially plans to market the Box to studios and production facilities world-wide , primarily in the advertising , film and recording sectors.

          Since November 1999, in the opinion of management of the Company, the Company is now positioned to take its technologies and products to the commercial world, starting with a select number of targeted customers in North America and Europe. These targeted customers would be studios that perform various functions such as video, sound, animation, design and graphics.

          To accommodate this market place, which already offers video streaming (delivery) and exchange (see Competition), as a entry level product the Company's Box is intended to provide a fully functional, self contained solution to facilitate collaboration (or working together) of geographically separated production facilities in the audio and video recording industry without the need to courier tapes, disks and other media format. In addition to the Company's software allowing users to interact, the Company has incorporated its own asset management system that allows any production house in the network of users of the Box to track changes and synchronize the activity of a project and to store all versions of various files, including an integrated process offering multi functions and multi tasks to collaborate at the same time. A master file for working together will be located in the Master Box and can be accessed and worked upon remotely from Client Boxes in various locations. The master file remains up to date and current in the Master Box.

          For high speed applications the Company has developed a relationship with a major global Telco, as evidenced by the Letter of Intent contained in Exhibit 10, Page E-30. Although this Letter will expire on January 1, 2001, there is a provision contained in the Letter relating to secrecy which is enforceable between the parties for 2 years past January 1, 200l.

     Notwithstanding that representatives of Telia viewed the Company's technological capabilities, Telia, during the fall of the year 2000, insisted upon being exposed to the Company's software and hardware architecture. The Company has refused and communication between the parties has ceased. Because the Company's technology and the predecessor corporation of the Company's technology are mentioned in the Letter of Intent, the Company is endeavoring to adhere strictly to the terms thereof.

          Because the chain of contracting parties involves Greatway as a signatore and the Company is the transferee of all of Greatway's assets, which includes this Letter of Intent, Management of the Company is treating the Letter of Intent as binding upon the parties thereto and their successors, particularly regarding the areas mentioned therein such as third party negotiations, secrecy, confidential information, exclusivity of negotiations, arbitration and governing law.

     Business Applications of Technology
     -----------------------------------

          In the opinion of Management of the Company , its technology can be used in a wide variety of applications. The company plans to bring these to market in a specific order, to maximize the return on investment and streamline the development effort. The Company will market its technology in the following order:

          1) "GlobeLink Box" - as described above, allows geographically separated production facilities to work together without the need to courier tapes, disks and other forms of media.

          2) Broadband on Demand - where high data capacity transmission lines like fiber optic can be used and paid for as required by the user and is to be marketed to telephone companies and internet service providers. This facilitates the dissemination of audio and video as required by using the Company's "hub" ( a box with large storage capacity) which will receive, store and transfer data files from various locations within a local region (city) and make those files available to other locations.

          3) Virtual Private Networks - for multi location corporations - enables working together at the same time on files from various remote locations. The Company's project management software provides version control to be time stamped of changes being made by each participant. Version control is where each version of a data file on which work has been performed is saved and catalogued.

          4) Broadband Content Providers (Content providers requiring high data capacity transmission lines) - not only allows the streaming (delivery) of quality audio and video over the internet, but includes the ability to:
               *    use  multiple  pictures  on  the  same  screen
               *    display  full  motion  video
               *    interactive  video  conferencing
               *    initialization (initiate a session from a remote location)

          5) Distance Training/Education (Teacher or Instructor from one location providing a course over the Internet to multiple remote locations)
     - the Company's software allows the delivery of high resolution detail, thereby enhancing the training material and minimizing the communication costs.

     (c)  Other
     ----------

     Development  History  including  Industry  Participants
     -------------------------------------------------------

          Greatway's technology had its origins in a Research Laboratory setting in Ottawa, Canada, including the Communications Research Center, Ottawa Carleton Research Institute, and Canarie (Canadian Network For Advancement of Research, Industry and Education).

          The Canarie Project provided the environment needed to develop the Company's technology. Canarie is a research and development network in Canada. The Company's technology and capabilities were demonstrated over the Canarie Fiber Optic Network by linking General Assembly, a commercial studio in Ottawa, Canada, The Ottawa Carleton Research Institute, Bell Lab Centennial College (Toronto), Multi-Media Lab at St. Clair College (Windsor) and Multi-Media Lab at Capilano College (Vancouver). This Project enabled students and teachers in geographically dispersed locations to work together on the same file and produce advanced multi media material. The linking allowed the end product(s) to be catalogued and tracked accurately so that it could be efficiently shared by others. This Project was undertaken between the fall of 1998 and June 1999 and thereafter Greatway and the Company adapted the technologies to common commercial transmission lines having a wide range of speeds and capacity and developed uses, and functions and software compatibilities required by the Studio Industry, all of which has been embodied into the Company's Box. Also, between 1995 and 2000 Greatway worked with and received input from studios, specifically being:

          -    Raleigh  Studios,  Hollywood
          -    Dan  Krech  Productions,  Inc.,  Toronto,  Canada
          -    General  Assembly,  Ottawa,  Canada
          -    Stonehenge  Studios,  Toronto,  Canada
          -    Vault  Studios,  Toronto,  Canada
          -    Discovery  Productions,  Toronto,  Canada

(2)  Distribution  methods  of  the  products  or  service
----------------------------------------------------------

     Service  Description

          In the opinion of Management of the Company , by placing the Company's Box into the site of each participant in a project, the participants can work together on the same data file at the same time or efficient time. Because the Company's Box was developed within the studio environment and with the guidance of studio participants, in the opinion of management of the Company , the Company's box contains the features , functions and technological compatibilities to provide an industry specific solution that to the user is intended to be "plug and play" and user friendly. Also with the prevalence of various transmission lines having a wide range of speeds and capacity, the Box should be available for use to a variety of locations.

          Through use and visibility among industry participants, in the opinion of Management of the Company , a network should evolve. Also as a result of user feedback and our own studio partners, updates and enhancements will regularly be provided to users as part of their rental/subscription fee. The Rental fee of the Company's Box was determined after discussion with some of its industry participants and was based upon the rental fee being less than the Industry's current costs for working together on content files from different locations, such as travel and couriers.

(3)  Status  of  any  publicly  announced  new  product  or  service:
---------------------------------------------------------------------
          The  company  has  not  publicly  announced  its  product  or service.

(4)  Competitive business conditions and the small business issuer's competitive
--------------------------------------------------------------------------------
position  in  the  industry  and  methods  of  competition:
-----------------------------------------------------------

     a)   General
     ------------

          In the opinion of Management of the Company , the Company's Box is intended to save time and money for studios that presently work together and share data files by using couriers and personal travel. Presently some products enable users to share a document on line - the so called electronic white board. For example, DataBeam Corp., a subsidiary of Lotus/IBM, claims to be the "leading developer of real time collaboration and training technologies" ( Real time collaboration generally refers to working together at the same time). However, in the opinion of Management of the Company , neither DataBeam nor any other current offerings allow for working together and making changes on a project at the same time and combining various functions and tasks.

          In the opinion of the Management of the Company ,the marketplace offers single or limited function technologies that enable users to exchange or share content files and work together on them. For example, tel-video conferencing (AT&T, Lucent, Sprint); Video exchange or sharing (SGI - Telestream - Microsoft - Pixstream - Kasenna); editing and distribution (Box); editing and visual effects (Discreet Logic); video streaming (Quicktime and Real Networks). In the opinion of management of the Company , the company view the foregoing as single or limited functions whereas the Company Box is an integrated process for multi tasks and functions to enable real or efficient time working together using features , functions and compatibilities required by production facilities in the film, entertainment, recording and advertising sector. In the opinion of Management of the Company , the Company views its competitive advantage as an integrated and multi function file management system developed for and within the studio environment.

     b)   Barriers  to  Entry
     ------------------------
          In the opinion of Management of the Company the barriers to entry are-

          1. the need for any potential competitor to have in-house software engineers that have the requisite technical skills coupled with a detailed understanding of how the modern production studio operates. Over the last five years the Company has worked closely with studio people and facilities in order to determine their needs and functions as previously stated in Development History including Industry Participants;

          2. the need for access to a high-speed network and production studio environment in order to develop and test the software during the development process which the Canarie project provided the Company;

          3. the technophobic, conservative nature of some participants in the production studio industry. The Company is well aware of the need to include visible sites and users for its Box. Therefore the Company has regularly consulted with studio owners and participants who have not only provided significant input concerning the features needed, but who are also candidates to use the "Box" in the initial roll out.

c)  Advertising  and  Promotion
-------------------------------

          The  Company is following a number of approaches to promoting the box.

          a) The Company's technology and business model has been developed with the assistance of numerous industry partners and participants. Initially the Company will solicit the support of key participants to use the Boxes for their projects and will thereby act as natural references. Accordingly from these world wide contacts a Global network of studios will evolve and form the initial customer base or "Critical Mass" and act as the springboard for future Global sales.

          b) The Company will assign a Relationship Manager (salesperson) to each studio facility to assist in the sale.

          c) The Company plans to retain a third party company to package the Box and develop promotional material.

          d) Presently the Company is developing a Website solely for the purpose of Promoting and marketing the Box.

(5)  Sources  and  availability  of  raw  materials  and  the names of principal
--------------------------------------------------------------------------------
suppliers:
----------

          The principal component of the Box is a server which , in the opinion of Management of the Company, is readily available in the marketplace, the most favored presently by Management of the Company is that supplied by VALinux. In addition certain readily available software is also incorporated into the Box. The Company's software together with strong security is integrated very simply into the foregoing.

(6)  Dependence  on  one  or  a  few  major  customers:
-------------------------------------------------------
          The  Company  has  no  customers.

(7)  Patents,  trademarks, licenses, franchises, concessions, royalty agreements
--------------------------------------------------------------------------------
or  labor  contracts,  including  duration:
-------------------------------------------

          The Company does not hold any patents, trademarks or licenses. The Company acquired all of the intellectual property of Greatway, which property included its network architecture, source codes and software codes for its software and designs and its software architecture.

(8)  Need  for  any  government  approval  of  principal  products  or services:
--------------------------------------------------------------------------------

          At this time there is no required government approval of the products and services offered . Further, there are no direct governmental regulations that impact the business operations.

(9)  Effect  of  existing  or probable governmental regulations on the business:
--------------------------------------------------------------------------------

          Not  applicable  -  see  (8)  above.

(10)  Estimate  of  the amount spent during each of the last two fiscal years on
--------------------------------------------------------------------------------
research  and  development activities, and if applicable the extent to which the
--------------------------------------------------------------------------------
cost  of  such  activities  are  borne  directly  by  customers:
----------------------------------------------------------------

          For the fiscal year ended 31 March 2000 the Company expended $850,000 on research and development. No monies were spent for the fiscal year ended 31 March 1999.

The  $850,000  is  comprised  as  follows:

     (a) Monies expended by Greatway in the amounts of $161,640 for the fiscal year ended 1999 and $108,203 for the fiscal year ended 2000. Macwin Investments Inc. advanced the monies for these expenditures.

     (b) Services provided by Macwin Investments Inc. to Greatway in the amount of $407,523 for the fiscal year ended 1999 and $172,634 for the fiscal year ended 2000.

(11)  Costs  and  effects  of compliance with environmental laws (federal, state
--------------------------------------------------------------------------------
and  local):
------------

          There are no costs and effects of compliance with any environmental laws.

(12)  Number  of  total  employees  and  number  of  full  time  employees:
---------------------------------------------------------------------------

          The  Company  has  no  employees  at  the  present  time.

ITEM  2.  PLAN  OF  OPERATION
-----------------------------

     Presently the Company has linked 4 of its Boxes in the Toronto, Canada area. One Box each at the following locations: Its Office in Downtown Toronto, Studio Partner in Midtown Toronto, its lab in the residence of its Chief Scientist in Toronto, its lab in the residence of another scientist west of Toronto. Three different transmission lines using different speeds and capacities are involved. In addition, the Company will be installing its Box in another studio in Downtown Toronto and into an Internet Service Provider's facility in Toronto that utilizes a wide range of transmission lines including fiber optic , before the end of January , 2001 .

     Daily, using typical industry content, the software is tested for stability and dependability. Features of the Box are frozen. In March, 2001, the Company plans to market the Box, initially to the Studio Partner's contacts, then to the Company's contact and finally to the marketplace at large.

     USA DATA.COM advises the Company that there are approximately 16,000 video and film production services in the United States. STUDIOFINDER.COM states there are over 5,350 recording studios in their search engine. Assuming a minimum marketplace of 5,000 production facilities, not to mention advertising agencies and their clients, the Company is targeting 20% of that marketplace or 1,000 facilities. Facilities included in a production could include Advertising Agencies, Sound and Video Facilities, various locations of the Client, editing and postproduction facilities, animation and graphics facilities and the site of the Director. There would be one Master Box for each project and an average of approximately 9 Client Boxes for various other participants and locations.

     From input received from the Company's industry participants as noted herein, the Company has estimated the average number of facilities involved in a Project.

The monthly rental income was established in consultation with Vault Studios, Toronto. The Company's objective is that the rental amount will be less than a production facilities current, variable expenditures on courier, travel and personnel costs associated with production delays caused by the use of travel and couriers.

     In the opinion of Management of the Company, anticipated rental income from the Master Box is $2,000.00 monthly and from the Client Box $500.00 monthly. After an initial ramp-up period of up to 6 months, the Company expects during the next six month period to rent 2 Master /Client Box combinations (1 Master & 9 Client) per week. Over this second six month period the monthly revenue is anticipated to average $182,000.00. Resulting in gross revenue for this six month period of $1,092,000.00.

     During the second 6 month period operating costs are anticipated to average $50,000.00 monthly and rental costs to average $65,000.00 monthly. The Company plans to fund the rental of the Boxes by developing a relationship with a Financial third party, presently Vernon Technology, that would fund the servers and share in the rental revenue stream and whose Corporate structure would provide Administrative support as part of their contribution.

     To date the Company has been funded from shareholders advances and advances from Macwin Investments Inc. , an Ontario, Canada Corporation owned by Lorna Irwin , spouse of Company Director, Alan Irwin. The Company anticipates meeting its cash requirement for the next 6 month period from Shareholder advances, and for the following 6 month period with a private placement for at least $300,000 pursuant to exemption provided by Rule 506 of Regulation D as published by the Securities and Exchange Commission.

     Further, the Company plans to raise $2,000,000 under Rule 506 for the purposes of adapting its technology to other uses and sectors and for the marketing thereof and to fund further Research and Development for its technologies and applications, all of which are optional.

     (a) In the opinion of Management of the Company , in the event that the Company is not able to raise all or part of the anticipated
          $2,000,000, the Company will defer future Research and Development expenditures and delay non critical expenditures. In the opinion of Management of the Company Such actions, should they become necessary will not interfere with the day to day operations of the Company.


     (b) The Company's priority is the rental of the Boxes , which are not dependent upon the $2,000,000 placement. In the opinion of Management of the Company , it has the ability to fund operations for twelve months due to minimum expenditures of administrative and operating costs regardless of the funding it intends to obtain from the private placements.


ITEM  3.  DESCRIPTION  OF  PROPERTY
-----------------------------------

     The  Company  leases  premises  at  80  Richmond  St.  West,  Suite  1604
Toronto, Ontario Canada on a month to month basis. The company owns no real property.

ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT
-------------------------------------------------------------------------------

(a)   SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS
      ----------------------------------------------------

       The following persons (including any group as defined in Regulation S-B, Section 228.403) are known to the Company, as the issuer, to be the beneficial owner of more than five percent of any class of the said issuer's voting securities:

                Name  and                Amount  and
                Address of               Nature  of
Title  of       Beneficial               Beneficial          Percentage
Class           Owner                    Owner               of  Class
---------------------------------------------------------------------------

Common         Brigand  Capital  Corp.     500,300             17.23
               120 Adelaide St. W.,
               Toronto,  Ontario
               M5H  1T1

Common         Greatway  Global          2,000,000             68.87
               Communications Corp.
               80  Richmond St. W.,
               Toronto,  Ontario
               M5H  2A4

TOTAL                                    2,500,300             86.10

     (1) Brigand Capital Corp. is an Ontario, Canada corporation. V.T.Franszke is the sole stockholder of that Company.

     (2) Greatway Global Communications Corp. is an Ontario, Canada Corporation. Macwin Investments Inc., an Ontario, Canada Corporation holds 82% of the common shares and 125739 Canada, Inc., a Canadian Private Corporation holds 18% of the common shares of Greatway.


(b)  SECURITY  OWNERSHIP  OF  MANAGEMENT
     -----------------------------------

     The following information lists, as to each class, equity securities beneficially owned by all directors.


                Name  and                Amount  and
                Address of               Nature  of
Title  of       Beneficial               Beneficial          Percentage
Class           Owner                    Owner               of  Class
---------------------------------------------------------------------------

Common         Alan  Irwin              1,640,000           56.47
               R.R.  #2,
               Godfrey,  Ontario
               KOH  1TO

     (1) Alan Irwin is the spouse of Lorna Irwin. Lorna Irwin is the sole shareholder of Macwin Investment, Inc., an Ontario, Canada Corporation. Macwin Investments, Inc. is the majority stockholder of Greatway Global Communications Corp.

NOTE TO (a) and (b) ABOVE:

     As to the beneficial ownership of the securities listed above in (a) and (b), no such owner has the right to acquire within sixty (60) days or otherwise, the right to acquire shares from options, warrants, right, conversion privileges, or similar obligations.

(c)  CHANGES  IN  CONTROL
     --------------------

     There are no arrangements that may result in a change in control of the Company.

ITEM  5.  DIRECTORS  AND  EXECUTIVE  OFFICERS,  PROMOTORS
---------------------------------------------------------
AND  CONTROL  PERSONS
---------------------

     (a)  IDENTIFY  DIRECTORS  AND  EXECUTIVE  OFFICERS
          ---------------------------------------------


Name,  Municipality  of  Residence    Age   Length  of  Service
----------------------------------    ---   --------------------------
Alex  Kennedy                         65    Appointed  as  Director  and
Toronto  ,  Ontario                         Secretary,  Since  April  22,  2000

Gary  Risidore                        54    Appointed  President  and
Toronto,  Ontario                           Director
                                            Since  April  22,  2000

Alan  Irwin                                 Appointed  Director
Toronto  ,  Ontario                   57    Since  April  22,  2000


     Alex Kennedy is the Secretary and a Director of the Company. Within the past 5 years he has been involved with RDG Minerals Inc., Mining ) ,and TTLN - Total Entertainment Inc.( Internet Entertainment). He brings extensive background in the retail-merchandising field. Where he was CEO of 2 national retail companies in Canada. He is a Director for Ashurst Technologies Ltd.(listed on the Toronto Stock Exchange ) and NETFORFUN.com Inc. ( a Canadian public Company seeking a listing on CDNX ). Mr. Kennedy is available upon request to the Company to advise on General Management issues such as Marketing and Relations with industry participants.

     Gary Risidore is the President and a Director of the Company. During 1995 and 1996, he was a member of the senior management team with Generex Biotechnology Corp. (GNBT-NASDAQ), a Biotechnology Company. From 1997 to 1999 he was the President and a Director of IVP Technologies Corp. IVP Technologies markets and distributes, by virtue of a Software Distribution Agreement, software that is an enterprise oriented, remote-data collection, management and reporting system. He has worked with Greatway Global Communications Corp.(a networking and telecommunications company ) since 1998. He has successfully developed complete turnkey projects in the industrial sector. From May 1999 until mid September 2000, Mr. Risidore was engaged on a full time basis with Greatway and the Company. Since mid-September, 2000 Mr. Risidore has been convalescing from physical ailments and is not active in the Company and its business.

     Alan Irwin, B.A., LL.B. is a Director of the Company. In 1995 and 1996 he was the Director and President of Typhon Industries Ltd., a public company in recreation and entertainment. Since 1997 he has been the developer of Greatway Global Communications Corp. in product and business. He brings with him expertise in new business development, mergers and acquisitions, divestitures and various financing arrangements for both publicly held and private company's. Mr. Irwin is the Chief Operating Person, a Director of the Company and provides Management services as a representative of Macwin Investments, Inc.

     Under Section 3 of ARTICLE III of the Bylaws, the directors serve until the next annual meeting of the shareholders, at which time directors are elected by the shareholders. A director is to hold office until his or her successor is elected. If a director vacates his or her position during that director's tenure, his or her replacement is filled by a majority of the remaining directors, of the shareholders if no directors remain.

(b)  IDENTIFY  SIGNIFICANT  EMPLOYEES
-------------------------------------

          There  are  no  employees  with  the  Company.  The  following provide
Consulting  services  to  the  Company:

      Name, Municipality  of  Residence    Age    Length  of  Service
      --------------------------------------------------------------------

      Chris  Besignano                     24    Chief  Technology  Person
      Toronto,  Ontario                          since  November  1999
      Canada

      Lorna  Irwin                         48    Principal  Financial  Person
      Toronto,  Ontario                          since  November  1999
      Canada

      Peter  Madziak                       36    Senior  Software  Engineer
      Guelph,  Ontario                           since September 2000
      Canada

      Lisa  Bailey                         43    Senior  Financial  Advisor
      Perth,  Ontario                            since  November  1999
      Canada

      Chris Besignano - started with Greatway in April 1999 and continues with the project and the Company to date. From November 1998 to March 1999, he studied software programming at Praxis Training Institute of Technology (Ottawa, Canada); from May 1998 to October 1998, he was in technical support with Xerox Corp. Of Canada; and from January 1997 to May 1998, he studied Electronic Engineering at Algonquin College in Ottawa, Canada. For 1996 he studied and traveled. He has experience with software engineering, product integration and project management. He has experience in the design, development and implementation of cross platform applications and is currently managing the Company's asset management division.

     Lorna Irwin - is the full time Principal Financial Person with the Company and is also the controlling shareholder of Macwin Investments Inc., an Ontario, Canada Private Corporation, and Macwin Investments Inc. is the controlling shareholder of Greatway, and Greatway is the controlling shareholder of The Company. For the past 13 years, Lorna Irwin has operated Macwin Investments Inc. and Macwin Consulting Inc. (also an Ontario, Canada Private Corporation) and both Companies offer financing and consulting services, para legal services and bookkeeping and portfolio management services to various private and public companies.

     Peter Madziak is a full time Computer Scientist and software programmer for the Company. He has a Bachelor and Masters of Sciences degree from the University of Western Ontario (Canada). From January 1995 to June 1997, he was a Doctoral Candidate and teacher at the University of Ottawa (Canada); from May 1997 to August 2000 he was a teacher at Prazis Training Institute of Technology at Ottawa, Canada; and from September 2000 to date he has devoted full time to the Company. His expertise is Video Technologies.

     Lisa Bailey is a member of the Institute of Chartered Accountants and is licensed to practice in Ontario, Canada by the Ontario Institute of Chartered Accountants. Ms. Bailey articled and practiced with Touche Ross (now Deloitte Touche) in Toronto mainly as a member of the Bell-Northern audit team. Since 1984 she has been in private practice and specializes in the area of planning, administration and management of businesses. Currently practicing in the Ottawa, Canada area Ms. Bailey has acted as the Senior Financial advisor to Greatway, and now, the Company and provides assistance in matters of financial planning and projections.

     Chris Besignano and Peter Madziak are consulting software developers retained by the Company on a monthly basis to test, modify for applications and develop new features and functions for the Company's software and technologies. They are each currently contracted for services on the basis of $3,900 US per month.

     Lorna Irwin, being the Principal Financial Person, provides management services as a representative of Macwin Investments Inc. She receives no compensation from the Company.

     Lisa Bailey is available upon request to the Company to advise on general financial matters and to assist in the preparation of financial statements and projections.


ITEM  6.  EXECUTIVE  COMPENSATION
---------------------------------

       None of the Officers or directors receive any compensation at this time. No employee, officer, or director of the Company has any form of long-term compensation, including ( but not limited thereto) qualified or non-qualified stock options, warrants, incentive plans, SAR's, stock bonus plans, retirement plans, or otherwise.

     Amount  of  time  devoted  to the Company's business by Officers/Directors:

     Alan  Irwin,  Director                    -     100%
     Alex  Kennedy,  Director/Secretary        -      30%
     Gary  Risidore,  Director/President       -       5%

     Amount of time devoted to the Company's business by Significant others as stated in ITEM 5. above:

     Lorna  Irwin                              -     100%
     Chris  Besignano                          -     100%
     Peter  Madziak                            -     100%
     Lisa  Bailey                              -      30%

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS
------------------------------------------------------------

     Since April 1,2000 the Company has been provided with monies and services for the Company's activities in the amount of $125,040 by Macwin Investments Inc. Macwin Investments Inc., a Ontario, Canada private Corporation owned by Lorna Irwin, the spouse of Alan Irwin, a Director of the Company. Macwin Investments is the controlling shareholder of Greatway Global Communications Corp., the holder of 68.87% of the common stock of the Company.

     Macwin Investments Inc. provided management services to the Company in the amount of $81,708. Monies were expended for the purchase and leasing of equipment, fees for technical person, professional persons and operational expenses in the amount of $43,332.

     These advances are non-interest bearing and have no fixed term for repayment.

     As of October 31, 2000 the advances from Macwin Investments Inc. are still outstanding.


ITEM  8.  DESCRIPTION  OF  SECURITIES
-------------------------------------

COMMON  STOCK
-------------

     The Company is authorized to issue fifty million (50,000,000) shares of voting common stock, each share of stock having one vote, at $0.001 par value.

     There are no fixed rights to dividends on the common stock. Dividends may be paid as authorized by the Board of Directors, in cash, in property, or in shares of the capital stock of the said corporation.

     The State of Florida (FS ss.607.0630) provides that shareholders of a corporation do not have preemptive rights to acquire the corporation's unissued shares except to the extent that the articles of incorporation so provide.
ARTICLE  X  of  this  Company's  articles  of  incorporation  provides:

     "The Shareholders of this corporation shall not have preemptive rights to acquire the corporation's unissued shares."

     The only specific material rights of common shareholders are to elect, on an annual basis, the directors of the Company. Each shareholder has one vote for any action brought before the shareholders for approval. There is no provision for cumulative voting.

     The  Company  has  no  other  class  of  stock.

     There is no provision in the Articles of Incorporation of the issuer that would delay, defer or prevent a change in control of the issuer. Likewise, there is no provision in the Bylaws of the issuer that would delay, defer or prevent a change in control of the issuer.

     The provisions of state law applicable to the Company are contained in the Florida Business Corporation Act. There are no anti-takeover provisions of that Act that have application to this Company at the present time.

PART  II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     (a)  Market  Information

          There is no public trading market for the common stock of Crown International, Inc.

          The securities to be registered in this filing are the common stock of the Company . The Company has no other class of stock. In regard to this class of common equity:

          1) There is no stock subject to outstanding warrants or options of any type whatsoever.

          2) The registrant has not agreed to register under the Securities Act any of the stock owned by the stockholders. At this time 403,600 shares are free trading( being held by non-affiliates for a continuous period in excess of two years ) and could be sold under Rule 144(k) if that rule were available. 2,500,300 shares are held by affiliates for over one year and could be sold under Rule 144(e)(1).

          3) There is no stock that is proposed to be publicly offered by the registrant, or otherwise.

     (b)  Holders

          The only class of equity in the Company is common stock . There are approximately 36 stockholders of record.

     (c)  Dividends

          The Company has never paid dividends and has no intention of paying dividends in the future.

ITEM  2.  LEGAL  PROCEEDINGS

          Not  applicable.

ITEM  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

          Not  applicable.

ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES

        On November 5, 1999 the company entered into an Agreement (Bill of Sale) with Greatway Global Communications Corp., (Greatway") a Corporation organized under the laws of the Province of Ontario, Canada, whereby the Company transferred 2,000,000 shares of its common stock to Greatway in exchange for a transfer of certain intellectual property and assets to the Company. See
Exhibit 2 at Page E-1 Bill of Sale previously filed. The specific assets transferred to the Company are described on Schedule A of the Bill of Sale.

          This was not public offering in that no shares were offered to the public, the transaction was a sale to one person, and the manner of the transaction was that of a private sale. The Company is claiming an exemption from registration for this sale under the authority of Section 4(2) of the Securities Act of 1933, as amended, in that it was a transaction by an issuer not involving any public offering.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

          ARTICLE VII of the Bylaws of the Company, entitled "INDEMNIFICATION AND INSURANCES" provides as follows:

          "SECTION  1.   INDEMNIFICATION  UNDER  BCA  SECTION  607.0850

          The corporation shall have the power to indemnify any director, Officer, employee, or agent of the corporation as provided in Section 607.0850 Of the Business Corporation Act.

          SECTION  2.  ADDITIONAL  INDEMNIFICATION

          The corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any Bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in the person's official Capacity and as to action in another capacity while holding such office. However, such further indemnification or advancement of expenses shall not be made in those instances specified in Section 607.0850 (7) (a-d) of the Business Corporation Act."

     Florida Statute ss.607.0850 provides for the indemnification of a director and/or officer who is a party to any legal proceeding against them. ". if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

     Florida Statute ss.607.0950(7) also provides that there shall be no indemnification to or on behalf of any director or officer if a judgment or other final adjudication establishes that his or her action, or omissions to act, were material to the cause of action so adjudicated and constitute (a) a violation of criminal law unless the officer or director had reasonable cause to believe his or her conduct was unlawful;(b) a transaction whereby the director or officer derived an improper personal benefit;(c) in the case of a director, a violation of his or her fiduciary duties; or(d)wilful misconduct.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers, or controlling persons pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities & Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

PART  F/S
FINANCIAL  STATEMENTS

     Included are audited financial statements for Crown International, Inc. for the years ended March 31,2000 and 1999, and for the period from inception through March 31, 2000 in compliance with Item 310 of Regulation S-B.

                            CROWN INTERNATIONAL INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                       FOR THE YEAR ENDED MARCH 31 , 2000

                      FOR THE PERIOD FROM DECEMBER 6,1996

                      (DATE OF INCEPTION) TO MARCH 31,2000

                                      AND

                        CUMULATIVE FROM DECEMBER 6,1996
                      (DATE OF INCEPTION) TO MARCH 31,2000

                            CROWN INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)


                                    CONTENTS
                                    --------


                                                                          PAGE

Independent  Auditor's  Report                                           F  -  1

Financial  Statements:

 Balance  Sheet                                                          F  -  2

 Statements  of  Operations                                              F  -  3

 Statement  of  Changes  in  Stockholders'
 Equity                                                                  F  -  4

 Statements  of  Cash  Flows                                        F - 5  F - 6

 Notes  to  Financial  Statements                                   F - 7  F - 9

                          EARL M. COHEN, C.P.A., P.A.
                          CERTIFIED PUBLIC ACCOUNTANT
                2505 N.W. BOCA RATON BLVD. * SUITE 10 BOCA RATON,
                                  FLORIDA 33431
                    TEL: (561) 347-1608 FAX: (561) 417-9984

INDEPENDENT  AUDITOR'S  REPORT

To  The  Board  of  Directors
Crown  International,  Inc.

I have audited the accompanying balance sheet of Crown International, Inc.(a development stage company), as of March 31, 2000 and the related statements of operations, changes in stockholders' equity and cash flows for the year ended March 31, 2000 and, 1999 and for the period from December 6, 1996 (inception) through March 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crown International, Inc. (a development stage company) as of March 31, 2000, and the results of its operations and its cash flows for the years ended March 31, 2000 and 1999 and for the period from December 6, 1996 (inception) through March 31, 2000 in conformity with generally accepted accounting principles.

As described in Note 4 to the financial statements, the Company corrected the method of accounting for its purchase of intellectual property.

By:  /s/  Earl  M.  Cohen
   ----------------------
Earl  M.  Cohen
CPA  ,  PA

July  25,  2000
(except for Note 4 as to which
the date is April 24, 2001)

                                     MEMBER
               AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
                FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

                            CROWN INTERNATIONAL, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                                 MARCH 31, 2000

                                     ASSETS
                                     ------

CURRENT ASSETS
 Cash                                        $     170

OFFICE AND COMPUTER EQUIPMENT-net of
 accumulated depreciation of $1,683             18,517
                                             ----------

TOTAL ASSETS                                 $  18,687
                                             ==========

                              STOCKHOLDERS' EQUITY
                              --------------------

STOCKHOLDERS' EQUITY
 Common stock, $.001 par value, 50,000,000
  shares authorized, 2,903,900 shares
  issued and outstanding                     $   2,904
 Additional paid-in capital                    868,736
 Deficit accumulated during the development
  Stage                                       (852,953)
                                             ----------

TOTAL STOCKHOLDERS' EQUITY                   $  18,687
                                             ==========


                 Read accompanying Notes to Financial Statements.

                            CROWN INTERNATIONAL, INC.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS
                  YEARS ENDED MARCH 31, 2000 AND MARCH 31, 1999
                                       AND
         PERIOD FROM DECEMBER 6, 1996 (INCEPTION) THROUGH MARCH 31, 2000

                                                                   December  6,
                                                                       1996
                                       Year Ended    Year Ended    (Inception)
                                       March 31,     March 31,     to March 31,
                                          2000          1999           2000
                                      ------------  ------------  --------------
REVENUES                              $         -   $         -   $           -

EXPENSES
 General and administrative                   150            97           1,270
 Purchased research and development
  Costs                                   850,000             -         850,000
 Depreciation                               1,683             -           1,683
                                      ------------  ------------  --------------

     Total Expenses                       851,833            97         852,953
                                      ------------  ------------  --------------

NET (LOSS)                            $  (851,833)  $       (97)  $    (852,953)
                                      ============  ============  ==============

(LOSS) PER SHARE                      $      (.50)  $         -   $        (.73)
                                      ============  ============  ==============

WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING                           1,707,279       904,000       1,172,984
                                      ============  ============  ==============

                Read accompanying Notes to Financial Statements.

                            CROWN INTERNATIONAL, INC.
                          (A Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
        PERIOD FROM DECEMBER 6, 1996 (INCEPTION) THROUGH MARCH 31, 2000

                                                               Deficit
                                                             Accumulated
                                 Common Stock    Additional  During the
                                Number of   Par    Paid-In   Development
                                  Shares   Value   Capital      Stage      Total
                                ---------  ------  --------  ----------  ----------

April 4, 1997 - Common shares
 issued for cash                  904,000  $  904  $    536  $       -   $   1,440

November 5, 1999 - Common
 shares issued in acquisition
 of office and computer
 equipment and research and
 development costs              2,000,000   2,000   868,200          -     870,200

Net (loss)                              -       -         -   (852,953)   (852,953)
                                ---------  ------  --------  ----------  ----------

Balance - March 31, 2000        2,904,000  $2,904  $868,736  $(852,953)  $  18,687
                                =========  ======  ========  ==========  ==========

                Read accompanying Notes to Financial Statements.

                            CROWN INTERNATIONAL, INC.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOW
                  YEARS ENDED MARCH 31, 2000 AND MARCH 31, 1999
                                      AND
        PERIOD FROM DECEMBER 6, 1996 (INCEPTION) THROUGH MARCH 31, 2000

                                                                     December  6,
                                                                        1996
                                         Year Ended    Year Ended    (Inception)
                                         March 31,     March 31,     to March 31,
                                            2000          1999           2000
                                        ------------  ------------  --------------
CASH FLOWS FROM OPERATING
ACTIVITIES:
  Net (loss)                            $  (851,833)  $       (97)  $    (852,953)
  Adjustments to reconcile net
   loss to net cash used in
   operating activities:
    Depreciation                              1,683             -           1,683
    Common stock issued for
     purchased research and
     development costs                      850,000             -         850,000
                                        ------------  ------------  --------------

NET CASH USED IN OPERATING ACTIVITIES          (150)          (97)         (1,270)

CASH FLOWS FROM FINANCING
 ACTIVITIES:
  Proceeds from issuance of common
   Stock                                          -             -           1,440
                                        ------------  ------------  --------------

NET INCREASE (DECREASE) IN CASH                (150)          (97)            170

CASH - BEGINNING                                320           417               -
                                        ------------  ------------  --------------

CASH - ENDING                           $       170   $       320   $         170
                                        ============  ============  ==============

                Read accompanying Notes to Financial Statements.

                            CROWN INTERNATIONAL, INC.
                          (A Development Stage Company)
                      STATEMENTS OF CASH FLOW (CONTINUED)
                  YEARS ENDED MARCH 31, 2000 AND MARCH 31, 1999
                                      AND
        PERIOD FROM DECEMBER 6, 1996 (INCEPTION) THROUGH MARCH 31, 2000

                                                                   December 6,
                                                                      1996
                                        Year Ended   Year Ended   (Inception)
                                        March 31,     March 31,   to March 31,
                                          2000           1999         2000
                                      ------------  --------------  ----------
SUPPLEMENTAL DISCLOSURE OF NONCASH
 INVESTING AND FINANCING ACTIVITIES:

  Common stock issued in
  acquisition of office and
  computer equipment and
  purchased research and
  development costs.                  $    870,200  $            -  $870,200
                                      ============  ==============  ========

                Read accompanying Notes to Financial Statements.

                            CROWN INTERNATIONAL, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2000


NOTE  1.  ORGANIZATION
          ------------

          Crown International, Inc. was incorporated on December 6, 1996 under the laws of the State of Florida and has a fiscal year ending March
          31. Initially, the company was engaged in the acquisition and renovation of foreclosed residential homes for resale. The Company is now focussing on further developing and marketing its acquisition of intellectual property referred to in Note 4. The Company's headquarters is in Boca Raton, Florida. Since inception, no operations have commenced.

NOTE  2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
          ----------------------------------------------

          Office  and  Computer  Equipment
          --------------------------------

          Office and computer equipment are recorded at cost. Expenditures for major betterments and additions are capitalized while replacements, maintenance and repairs which do not improve or extend the life of the respective assets, are expensed.

          Depreciation is computed by the straight-line method over estimated useful lives of five years.

          Income  Taxes
          -------------

          Deferred income taxes are provided for differences between the basis of assets and liabilities for financial and income tax reporting. A valuation allowance is provided against deferred income tax assets in circumstances where management believes recoverability of a portion of the assets is not reasonably assured.

          (Loss)  Per  Share
          ------------------

          (Loss) per share is computed by dividing net (loss) for the year by the weighted average number of shares outstanding.

                            CROWN INTERNATIONAL, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2000

NOTE 2.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES (CONTINUED)
          ----------------------------------------------------------

          Statement  of  Cash  Flows
          --------------------------

          For purposes of this statement the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

          Use  of  Estimates
          ------------------

          Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE  3.  CAPITAL  STOCK
          --------------

          The Company has authorized 50,000,000 common shares with a par value of $.001 per share. On November 5, 1999, 2,000,000 common shares were issued in acquisition of office and computer equipment and purchased research and development costs valued at $870,200. As of March 31, 2000, 2,903,900 common shares were issued and outstanding.


NOTE  4.  INTELLECTUAL  PROPERTY/PURCHASED  RESEARCH  AND  DEVELOPMENT  COSTS
          -------------------------------------------------------------------

          Intellectual property/purchased research and development costs relate to the integration, assembly and architecture of hardware and software technologies to enable fully scalable internet, intranet and extranet high speed, high capacity and high resolution transmission of audio, video and data. This intellectual property has not yet been fully developed and/or marketed.

                            CROWN INTERNATIONAL, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2000


NOTE  4.  INTELLECTUAL  PROPERTY/PURCHASED  RESEARCH  AND  DEVELOPMENT  COSTS
          -------------------------------------------------------------------
          (CONTINUED)
          -----------

          Due to a misinterpretation in the application of the related accounting principles, these costs originally capitalized, have been expensed in the statement of operations. The correction resulted in a decrease in total assets of $851,683 and an increase in net loss for the year ended March 31, 2000 of $851,683.

PART  III

ITEM  1.    INDEX  TO  EXHIBITS

Exhibit  Number       Page  Number               Description
--------------       -----------        ------------------------------
     2                   E-1            Bill  of  Sale

    3.1                  E-5            Articles  of  Incorporation  of  Crown
                                        International,  Inc.

    3.2                  E-10           Bylaws  of  Crown  International,  Inc.


The above 3 exhibits were filed to the Registrant's Form 10-SB filed 2 November 2000.

    10                   E-30            Letter  of  Intent

The  above  exhibit was filed to the Registrant's Form 10-SB/A filed 1 May, 2001




                             SIGNATURES

          In accordance with Section 12 of the Securities & Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CROWN  INTERNATIONAL,  INC.
                                            (Registrant)

Date:  June 21, 2001
                                            By:  /s/  Alan  Irwin
                                               -------------------
                                               Alan  Irwin
                                               Director / Chief Operating Person

                                            By:  /s/  Lorna  Irwin
Date:  June 21, 2001                           --------------------

                                               Lorna  Irwin
                                               Principal  Financial  Person